Exhibit (a)(5)(I)

EFiled: Jun 17 2015 03:31PM EDT Transaction ID 57420435 Case No. 11166-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BRUCE WELLS, On Behalf of	)
Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
GRAFTECH INTERNATIONAL	)
LTD., RANDY W. CARSON,	)
THOMAS A. DANJCZEK, KAREN	)
FINEMAN, JOEL L. HAWTHORNE,	)
DAVID R. JARDINI, NATHAN	)
MILIKOWSKY, M. CATHERINE	)
MORRIS, BCP IV GRAFTECH	)
HOLDINGS LP, ATHENA	)
ACQUSITION SUBSIDIARY INC.,	)
and BROOKFIELD CAPITAL	)
PARTNERS LTD.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of GrafTech International Ltd. (“GrafTech” or the “Company”) against GrafTech and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on May 18, 2015 (the “Proposed Transaction”), pursuant to which GrafTech will be acquired by BCP IV GrafTech Holdings LP (“Parent”) and Parent’s wholly-owned subsidiary, Athena Acquisition Subsidiary, Inc. (“Merger Sub”). Parent and Merger Sub are wholly-owned subsidiaries of Brookfield Capital Partners Ltd. (“BCP,” and collectively with Parent and Merger Sub, “Brookfield”).

2. On May 17, 2015, the Board caused GrafTech to enter into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Parent would commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of GrafTech’s common stock for only $5.05 per share in cash.

3. The Proposed Transaction is the product of a flawed process and deprives GrafTech’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, GrafTech and Brookfield aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Solicitation/Solicitation Statement (the “Solicitation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on May 26, 2015. The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

6. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of GrafTech common stock.

7. Defendant GrafTech is a Delaware corporation and maintains its principal executive offices at Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, Ohio 44131. The Company is a leading manufacturer of a broad range of high quality graphite electrodes, products essential to the production of electric arc furnace (“EAF”) steel and various other ferrous and nonferrous metals. GrafTech’s common stock is traded on the New York Stock Exchange under the ticker symbol “GTI.”

8. Defendant Randy W. Carson (“Carson”) has served as a director of GrafTech since 2009 and was elected to serve as its Chairman in June 2014. According to the Company’s Preliminary Proxy Statement filed with the SEC on March 31, 2015 (the “2015 Preliminary Proxy”), Carson is a member of the Company’s Organization, Compensation and Pension Committee, and the Nominating and Governance Committee.

9. Defendant Michael J. Boustridge (“Boustridge”) has served as a director of GrafTech since August 2012.

10. Defendant Thomas A. Danjczek (“Danjczek”) has served as a director of GrafTech since May 2014. According to the 2015 Preliminary Proxy, Danjczek is Chairman of the Organization, Compensation and Pension Committee, and is a member of the Audit and Finance Committee.

11. Defendant Karen Fineman (“Fineman”) has served as a director of GrafTech since May 2014.According to the 2015 Preliminary Proxy, Fineman is a member of the Company’s Nominating and Governance Committee.

12. Defendant Joel L. Hawthorne (“Hawthorne”) has served as a director of GrafTech since January 2014.According to the 2015 Preliminary Proxy, Hawthorne became Chief Executive Officer (“CEO”) and President of GrafTech in January 2014.

13. Defendant David R. Jardini (“Jardini”) has served as a director of GrafTech since May 2014. According to the 2015 Preliminary Proxy, Jardini is a member of the Company’s Audit and Finance Committee.

14. Defendant Nathan Milikowsky (“Milikowsky”) has served as a director of GrafTech since May 2014. According to the 2015 Preliminary Proxy, Milikowsky is Chairman of the Company’s Nominating and Governance Committee, and is a member of the Organization, Compensation and Pension Committee.

15. Defendant M. Catherine Morris (“Morris”) has served as a director of GrafTech since May 2014. According to the 2015 Preliminary Proxy, Morris is Chairman of the Audit and Finance Committee.

16. The defendants identified in paragraphs eight through fifteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of GrafTech, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of GrafTech.

17. Each of the Individual Defendants at all relevant times had the power to control and direct GrafTech to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all GrafTech stockholders.

18. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

20. Defendant BCP is an affiliate of Brookfield Asset Management Inc., a Canadian corporation that is a global alternative asset manager with over $200 billion in assets under management. 21. Defendant Parent is a Delaware limited partnership and a wholly-owned subsidiary of BCP.

22. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of GrafTech (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of April 20, 2015, there were approximately 137,677,872 shares of GrafTech common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26. Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class and/or aided and abetted such breaches; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of GrafTech

30. GrafTech is a world leader in graphite material science with more than 125 years of experience in the carbon and graphite industry. The Company’s history goes back to supplying arc carbons to the City of Cleveland, Ohio in the late 1800s, allowing the city to become the first in the world with electric street lamps. GrafTech has continued to innovate ever since, winning seven R&D 100 Awards in the last twelve years for its revolutionary technologies.

31. GrafTech’s product portfolio includes graphite electrodes, advanced carbon and graphite materials, and flexible graphite. The Company manufactures them on four continents and sells in over seventy countries to customers in industries such as metal production, electronics, chemicals, aerospace, and transportation.

32. According to GrafTech’s website, the Company “enable[s] customer leadership better and faster than [its] competition, through the creation, innovation and manufacture of carbon and graphite material science based solutions.” The Company’s goal is to “[i]ncrease [its] throughput by maximizing the amount and speed of free cash flow generated at the defined constraint every day.” It accomplishes this by: (i) expanding and exploiting its unique, industry-leading positions in new and existing markets; (ii) accelerating commercialization of advanced technologies; and (iii) strengthening its capabilities.

Proxy Fight with Individual Defendant Milikowsky

33. In 2010, GrafTech acquired two companies controlled by Individual Defendant Milikowsky: Carbide Graphite Group (“Carbide Graphite”) and Seadrift Coke. GrafTech paid approximately $850 million for the Carbide Graphite, which made a crucial piece of equipment for steel manufacturing called a graphite electrode, and Seadrift Coke, which made the raw material needed to produce the electrodes.

34. According to a January 23, 2014 New York Times article, this deal was a windfall for Individual Defendant Milikowsky, as in 2003 he had bought the assets of Carbide Graphite out of bankruptcy for approximately $6 million and turned the company around. In 2005, he acquired Seadrift Coke, allowing him to integrate an important supplier and ramp up revenue at both companies.

35. As part of the deal, Individual Defendant Milikowsky was guaranteed a seat on the GrafTech Board as long as he and his associates held at least 12 million of the Company’s shares. At the time, Individual Defendant Milikowsky was respected in the steel industry and on good terms with GrafTech’s then-CEO, Craig S. Schuler (“Schuler”).

36. After Individual Defendant Milikowsky spent a year on the Board, he began to criticize management for spending too much on overhead and making what he saw as poor strategic choices, causing the Company to underperform. He went on record as saying that he did not believe any directors, aside from Schuler, knew anything about the graphite electrodes business. By late 2011, Individual Defendant Milikowsky believed that the Company was turning down orders it should have been taking, and was therefore losing market share.

37. In early 2012, Individual Defendant Milikowsky began meeting with other Board members, but before his campaign could gain traction, inquiries from a hedge fund, Samlyn Capital (“Samlyn”), put the Company on edge. The hedge fund, which had been a passive investor in GrafTech for years, began asking pointed questions in May 2012 about the Company’s operations.

38. Samlyn appeared to have confidential information about the Company, including details that were known only by a small circle of insiders, including the Board. GrafTech management was worried that there could be insider trading in the stock, or that Samlyn could be using the information to make its case for change. To several Board members, Samlyn’s criticisms of the Company sounded like those presented by Individual Defendant Milikowsky.

39. In 2012, the GrafTech Board unanimously appointed a committee of independent directors as well as independent investigatory counsel to conduct an investigation into apparent leaks of confidential inside information that were brought to the Board’s attention by several members of the management team. After completion of its investigation, investigatory counsel reported its conclusion that there had been leaks of material nonpublic information, that there was evidence that Individual Defendant Milikowsky was the source of the leaks, that there was no evidence to support a conclusion that management or any other director was the source of the leaks, and that at least some of that information could not have been developed independently.

40. As a result of this investigation, Individual Defendant Milikowsky was thrown off the Board. Individual Defendant Milikowsky maintains that he was not the source of any leaks and that management and other directors ousted him because he was criticizing them and Schuler as GrafTech’s share price plunged.

41. Following this, Individual Defendant Milikowsky attempted to nominate a new slate of directors before the Company’s 2014 annual meeting. Individual Defendant Milikowsky and his brother Daniel Milikowsky, announced that they intended to nominate three director candidates, including Milikowsky, Jardin, and Finerman.

42. On May 15, 2014, following a proxy fight between the Board and Individual Defendant Milikowsky, Milikowsky’s slate of directors, including himself, were chosen to serve on the seven-member Board.

43. Thereafter, on January 23, 2015, Individual Defendant Milikowsky, a holder of over 15 million shares or over 11.2% of the common stock of GrafTech, announced that he had submitted a notice to nominate a full slate of seven candidates for election to the Board at the 2015 annual meeting. This slate included himself. He further announced his intention to replace Individual Defendant Hawthorne as CEO with either himself or Jardin. It was reported that Individual Defendant Milikowsky would not discuss the extension of the maturity date of some of his GrafTech senior subordinated notes due in November 2015 unless he received an additional two Board seats to give him a majority, along with his approval of a new GrafTech CEO and management.

44. On May 4, 2015, GrafTech announced that it had entered into an investment agreement (the “Investment Agreement”), pursuant to which Brookfield would purchase preferred shares of the Company with dividend and conversion rights for a total transaction value of $150 million. The Investment Agreement also permits Brookfield to nominate two directors to the Company Board, expanding it from seven to nine members, and contains a preemptive rights provision, among others.

The Investment Agreement

45. On April 29, 2015, the Company and Brookfield announced that two letters of intent had been executed. The first letter of intent concerned Brookfield and the Company entering into the Investment Agreement, with Brookfield purchasing preferred equity shares in the Company. The additional letter of intent revealed that Brookfield was considering a tender offer to purchase all outstanding shares of GrafTech for $5.05 per share.

46. On May 4, 2015, Brookfield entered into the Investment Agreement, whereby the Company sold to Brookfield:

(i) shares of a new Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) in an amount equal to 19.9% of the Company’s outstanding common stock (the “Series A Preferred Shares”) and (ii) shares of a new Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and, together with the Series A Preferred Stock, the “Preferred Stock”), in an amount equal to 150,000 less the number of Series A Preferred Shares, for an aggregate purchase price of $150,000,000 in cash (the “Purchase Price”).

47. As part of the Investment Agreement, the Company agreed to reimburse Brookfield up to $500,000 for its expenses incurred in executing the Investment Agreement.

48. The Series A Preferred Stock is immediately convertible, at Brookfield’s option, into shares of common stock of the Company, at a conversion price of $5.00 per common share, and all of the Preferred Stock is entitled to an annual dividend at the rate of 7.0% prior to any dividend or distribution with respect to any of the Company’s capital stock junior to the Preferred Stock.

49. Concurrently with the execution of the Investment Agreement, Brookfield and the Company executed a stockholder rights agreement (the “Stockholder Rights Agreement”) whereby Brookfield will have the right to designate two members of the Company Board as long as it holds at least 75% of the common stock issuable or actually issued upon conversion of the Series A Preferred Stock, with concomitant preemptive rights ensuring it has the option to maintain its proportionate equity interest in the Company.

50. The Company stated that the proceeds from the Investment Agreement would be used to repay the Company’s senior subordinated noted due to mature in November 2015.

51. Commenting on the Investment Agreement, Individual Defendant Hawthorne stated that the Investment Agreement “demonstrates confidence in GrafTech’s strategy, market position and long-term prospects. . . . This strategic investment will strengthen our capital structure and provide GrafTech with increased financial flexibility to continue executing our strategy and positioning the company for success as the cycle improves.”

52. Individual Defendant Hawthorne further stated:

Despite the current market dislocation, we believe the electric arc furnace steel market and the markets that our Engineered Solutions segment serves remain very attractive longer term. . . .

With our new strategic investor, Brookfield, we will continue to leverage our business model and strategic advantages and optimize our product portfolio to drive long-term stockholder value, and believe that we have positioned the company to capitalize on growth in these areas as the cycle turns.

Flawed and Rushed Process Leading Up to the Merger Agreement

53. The Proposed Transaction is the result of a rushed, single-bidder process that was tilted in favor of Brookfield. The entire deal, including the $150 million Investment Agreement and entry into the Proposed Transaction, was completed in just over two months. During its deliberations with Brookfield, the Board never authorized anyone at the Company or J.P. Morgan to conduct any sort of pre-market check. This short, Brookfield-led process, followed by a go-shop period requiring the Company to pay a go-shop termination fee, was ineffective and does not ensure that the Board has complied with its fiduciary duties to maximize shareholder value.

54. Initial contact between the parties was made in mid-February under the pretense that Brookfield was interested in refinancing the Company’s senior subordinated notes. The parties did not actually meet until March 6, 2015, when Brookfield offered the Company a $100 million convertible note. Days later, in connection with discussions regarding the convertible note, Brookfield first conveyed its interest in acquiring the Company on March 9, 2015.

55. On March 19, 2015, Brookfield made a non-binding expression of interest to acquire the Company at a price range of between $5.00 and $5.25 per share. Brookfield indicated that it was willing, “if of interest, [to make] a possible offer to afford the Company’s stockholders an opportunity to retain their Shares of the Company under Brookfield sponsorship.” In the first draft of documents provided to GrafTech, Brookfield initially considered a post-closing go-shop period of between thirty and sixty days.

56. On April 14, 2015, Brookfield modified its proposal, doing away with the $100 million convertible note offer. Instead, Brookfield offered to purchase $150 million of convertible preferred stock and a proposed tender offer for up to 100% of the Company’s shares at a purchase price of $5.00 per share.

57. Discussions continued between the parties, and on April 22, 2015, the Board countered that it would consider a deal, but at the substantially increased price of $5.75 per share. The Board members’ attempts to substantially increase the consideration were ultimately unsuccessful, however, and the proposed consideration was only increased $0.05 – to $5.05 per share. Additionally, the parties had no further discussions concerning Brookfield’s offer to provide the Company’s stockholders with the option to retain an equity interest in the Company after the effectuation of the Proposed Transaction.

58. On April 25, 2015, Brookfield agreed to increase its offer to $5.05 per share, and on April 28, 2015, the Board directed J.P. Morgan to inform Brookfield that the $5.05 per share offer price was acceptable.

The Inadequate Proposed Transaction and Deal Protection Provisions

59. The Board caused the Company to enter into the Merger Agreement, pursuant to which GrafTech will be acquired by Brookfield for inadequate consideration.

60. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Brookfield owns at least fifty percent of the outstanding Company common stock, Brookfield will execute a short-form merger, which will not require the consent of the Company’s stockholders.

61. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Brookfield and are calculated to unreasonably dissuade potential suitors from making competing offers.

62. For example, despite a limited and inadequate go-shop period, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.2(c) of the Merger Agreement states:

(c) Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party), or as expressly permitted by this Section 6.2, from the No-Shop Period Start Date continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Acceptance Time, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement).

63. Additionally, Section 6.2(b) of the Merger Agreement provides:

(b) Except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party) or as expressly permitted by this Section 6.2, after the No-Shop Period Start Date, the Company and its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ Representatives to immediately cease any activities permitted by Section 6.2(a) and any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall terminate such Persons’ access to any data room containing the Company’s confidential information and use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

64. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Brookfield a “matching right” with respect to any “Superior Proposal” made to the Company. Sections 7.4(c) and (e) of the Merger Agreement provide:

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board may: (i) make a Company Board Recommendation Change only in response to (A) the Company receiving an unsolicited (except to the extent solicited in accordance with and not in violation of this Agreement), bona fide written Acquisition Proposal that constitutes a Superior Proposal and not involving a breach of this Agreement or (B) an Intervening Event or (ii) if the Company has complied in all material respects with Section 6.2, cause the Company to terminate this Agreement and, concurrently with or immediately after such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, which proposal did not result from any material breach of Section 6.2, if and only if, in all cases (x) the Company Board determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary duties and (y) the provisions of Section 7.4(e) are complied with in all material respects.

(e) (i) No Company Board Recommendation Change may be made in response to a Superior Proposal or an Intervening Event and (ii) no termination of this Agreement in accordance with Section 7.4(c) may be made: (x) until the fourth (4th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to, in the case of clause (i), make such Company Board Recommendation Change (a “Company Board Recommendation Notice”), or in the case of clause (ii), terminate this Agreement in accordance with this Section 7.4(e) (a “Notice of Superior Proposal”), which notice shall specify (1) in the case of such an action taken in connection with a Superior Proposal, the terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal) or (2) if the basis of the proposed action by the Company Board is an Intervening Event, a description of the Intervening Event; and (y) unless the Company shall have (A) during the four (4) Business Day period specified above (and any additional period related to a revision to the Superior Proposal, as provided below), negotiated, and caused its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Company Board Recommendation Notice that is not related to a Superior Proposal, so that the failure to make such Company Board Recommendation Change is no longer inconsistent with the Company Board’s fiduciary duties under Delaware Law); and (B) prior to or concurrently with a termination of this Agreement pursuant to Section 7.4(c), paid the Termination Fee required under Section 9.4(b).

The parties agree that, in the case of such actions taken in connection with a Superior Proposal or an Intervening Event, any material amendment to the financial terms or other material terms of such Superior Proposal, or any new material information regarding the Intervening Event, shall, in each case, require a new Company Board Recommendation Notice or Notice of Superior Proposal and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith if Parent indicates to the Company that it desires to negotiate the terms of this Agreement; and (ii) the Company shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether such Acquisition Proposal continues to constitute a Superior Proposal. The Company shall promptly keep Parent reasonably informed of all material developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional material written materials received that relate to such Superior Proposal).

65. Further locking up control of the Company in favor of Brookfield is Section 9.4 of the Merger Agreement, which contains a provision for a “Termination Fee” of up to $20 million, payable by the Company to Brookfield if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

66. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

67. Concurrently with the execution of the Merger Agreement, Individual Defendant Milikowsky and his affiliates entered into a Tender and Support Agreement with Parent and Merger Sub, pursuant to which, among other things, they agreed to tender all of their shares in the Tender Offer. Accordingly, approximately eleven percent of the Company’s outstanding shares are already locked up in favor of the Proposed Transaction.

68. Moreover, certain officers and directors stand to receive substantial benefits as a result of the Proposed Transaction. For example, it appears that members of GrafTech’s senior management may continue with the company following the consummation of the Proposed Transaction. Additionally, in the event Individual Defendant Hawthorne does not continue in his position with the company, he will be entitled to millions of dollars of golden parachute payments.

69. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

70. According to Yahoo! Finance, at least one analyst has set a price target at $9.00 per share for GrafTech.

71. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

72. As a result, defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their GrafTech common stock in the Proposed Transaction.

The Materially Misleading and Incomplete Solicitation Statement

73. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. The Solicitation Statement omits material information that must be disclosed to GrafTech’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

74. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, potential conflicts of interest, and the opinions and analyses of J.P. Morgan. This omitted information, if disclosed, would significantly alter the total mix of information available to GrafTech’s stockholders.

75. For example, the Solicitation Statement fails to disclose whether there were any discussions concerning the continued employment of senior management following the consummation of the Proposed Transaction, and if so, who was involved in such discussions and when such discussions took place.

76. The Solicitation Statement fails to disclose the amount of compensation J.P. Morgan received for acting as a bookrunner on debt underwritings for portfolio companies of BCP; the amount of compensation J.P. Morgan has received for acting as the joint lead arranger on the Company’s term loan in February 2015; the amount of compensation J.P. Morgan has received for serving as an agent bank and a lender under outstanding credit facilities of the Company; and what “other financial benefits” J.P. Morgan has received for serving as an agent bank and a lender under outstanding credit facilities of the Company.

77. The Solicitation Statement fails to disclose whether J.P. Morgan conducted any sort of pre-market check and provided this information to the Board, as well as the Company’s basis for failing to canvas the market prior to agreeing to the Proposed Transaction.

78. With respect to J.P. Morgan’s Public Trading Multiples Analysis, the Solicitation Statement fails to disclose: (i) the “complex considerations and judgments” undertaken by J.P. Morgan, and how these affected its analysis; (ii) the individual implied per share equity values of each of the selected companies; and (iii) the inputs and assumptions used by J.P. Morgan to arrive at the selected multiple reference ranges used for the Company for 2015E FV/EBITDA and 2016E FV/EBITDA, respectively, particularly for 2015, as the low end of the range exceeds both the mean and the median of the selected companies’ range.

79. With respect to J.P. Morgan’s Selected Transaction Multiples Analysis, the Solicitation Statement fails to disclose: (i) the “complex considerations and judgments” undertaken by J.P. Morgan, and how these affected its selection of the Company’s multiple reference range of 8.0x to 10.0x for FV/LTM EBITDA; and (ii) the inputs and assumptions used by J.P. Morgan to calculate the FV/LTM EBITDA of the selected transactions.

80. With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the inputs and assumptions used by J.P. Morgan to apply perpetual growth rates of 1.5% to 2.5% to the Company’s unlevered free cash flows; and (ii) the inputs and assumptions used by J.P. Morgan to determine a discount rates from 10.5% to 12.5%.

81. Additionally, the Solicitation Statement fails to disclose whether the Board held additional discussions with Brookfield concerning Brookfield’s March 19 offer for the Company’s stockholders to retain their shares of the Company under Brookfield sponsorship, and if not, the reasons such offer was never given full consideration.

82. Accordingly, plaintiff seeks enjoinment of the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

83. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

84. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of GrafTech’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance

GrafTech’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of GrafTech’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of GrafTech; and (f) disclose all material information to the Company’s stockholders.

85. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

86. As alleged herein, the Individual Defendants have initiated a process to sell GrafTech that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of GrafTech at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of GrafTech’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

87. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

88. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure

Against the Individual Defendants)

89. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

90. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

91. The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

92. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

93. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against GrafTech and Brookfield)

94. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

95. Defendants GrafTech and Brookfield knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, GrafTech provided, and Brookfield obtained, sensitive non-public information concerning GrafTech and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

96. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their GrafTech shares.

97. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: June 17, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

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